Devon Midstream Partners, L.P.

333 West Sheridan Avenue

Oklahoma City, Oklahoma 73102

(405) 235-3611

March 19, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mara Ransom

Re:	Devon Midstream Partners, L.P. — Form S-1 (File No. 333-191415)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Devon Midstream Partners, L.P., a Delaware limited partnership (the “Registrant”), hereby requests that the above captioned Registration Statement (the “Registration Statement”) be withdrawn as of the date hereof or as soon thereafter as practicable. The Registrant no longer intends to proceed with a registered public offering of its securities at this time. The Registrant believes the withdrawal to be consistent with the public interest and the protection of investors. The Registrant confirms that no securities have been sold pursuant to the Registration Statement.

Should you have any questions regarding this matter, please contact Thomas Zentner of Vinson & Elkins L.L.P. at (713) 758-3671.

Sincerely yours,

Devon Midstream Partners, L.P.

By:	DLP GP, L.L.C. its General Partner

By:	/s/ Darryl G. Smette
Name:	Darryl G. Smette
Title:	Chief Operating Officer